Exhibit 99.2

2024 EARNINGS REPORT

2024 EARNINGS REPORT Enric Asunción Luis Boada Michael Wilhelm Co-Founder & Chief Financial Officer Investor Relations Chief Executive Officer

Disclaimer This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, expected growth and profitability, business strategy initiatives and plans, expectations regarding the EV market growth and future sales. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events, executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, information contained in this presentation concerning Wallbox’s industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management’s estimates are derived from publicly available information, their knowledge of the company’s industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox’s periodic reports filed with the SEC under the caption “Risk Factors.” These and other factors could cause Wallbox’s future performance and market expectations to differ materially from its assumptions and estimates. Q4 2024 x EARNINGS REPORT

2024 Highlights New Business Unit Structure EV Market Wallbox Group (in M€) Allows us to maximize and better #M of EV units sold1 Revenue Labour & OpEx Adj EBITDA2 serve each segment Evolved Product Portfolio 6% YoY With new versions of our chargers 2023 2024 6.1 5.8 163.9 141.0 143.8 125.6 (58.8) (74.2) 2023 2024 2023 2024 2023 2024 + Slow down in the EV Market + 162,000 AC and 1,000 DC units + More efficient organisational + Revenue growth and cost growth sold set-up optimization resulting in Fundraising 2024 adjusted EBITDA $45 million raised during the year + Market growth remains + Growth in NA market, with + Committed to drive down improvements below expectations +40% YoY costs to strengthen balance sheet + Past efforts setting us + Full year contribution of ABL up for future success 1. EV market excluding China 2024 EARNINGS REPORT 2. This is a non-IFRS measure. Please see slide 14 for a 4 Q4 reconciliation of this financial measure to the most comparable IFRS metric

Q4 2024 Highlights Q4 Revenue Q4 Gross Margin1 €37.4M 34.6% €12.3M A 14% YoY decrease for the quarter Adjusted EBITDA loss1 Impacted by product mix 64% YoY increase in NA +38,000 AC units sold Q4 Cash Costs2 Including ABL 19% +100 DC units sold Globally Decrease YoY 1. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric Q4 2024 EARNINGS REPORT 2. This is a non-IFRS measure. Please see slide 17 for a reconciliation of this financial measure to the most comparable IFRS metric 5

Q4 2024 Revenues by Geography YoY Q4—Flat EV Market2 25% YoY Q4 WBX Revenue – AC sales 12% YoY Q4 EV Market2 outpacing market, DC sales down Europe 64% YoY Q4 WBX Revenue €25.7M / 69%1 North America €10.5M / 28%1 APAC €900k / 2%1 LATAM €400k / 1%1 1. As percentage of revenue 6 Q4 2024 EARNINGS REPORT 2. Rho Motion EV Charging Database—February 2025

Q4 2024 Revenues by Product AC Sales €26.9M / 72%1 8% DC Sales €2.9M / 8%1 72% Software, Services & Others 20% €7.7M / 20%1 Q4 2024 EARNINGS REPORT 1. As percentage of revenue 7

Q4 2024 Market Overview FY +6% YoY EVs Sold in Key Markets1 5.8M 6.1M 1.73 1.61 1.49 1.52 1.47 1.38 0.4 0.3 0.3 ROW 0.3 0.3 0.3 0.8 0.8 EU 0.8 0.8 0.7 0.7 0.4 0.4 0.5 0.5 0.5 0.5 NA Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 FY23 FY24 + EV market growth + Long-term prospect + US market continues to + Stricter emission + More and more continues to be remains solid for EV grow and is expected to regulations in Europe affordable electric volatile and below adoption – Massive continue growing despite come into effect vehicles are coming to expectations in growth expected any legislative changes2 market in 2025 most regions 1. Rho Motion EV Charging Database – February 2025 – In Millions 8 Q4 2024 EARNINGS REPORT 2. Rho Motion EV Sales Quarterly Outlook Q4 2024

Q4 2024 Financial Review Q4 Revenue Q4 Labor Costs & OPEX Results fell short of expectations €37.4M €28.8M and did not meet guidance Sustained rapid growth in NA, delivering 64% YoY Growth for Q4 as Impacted customers by slower built up DC inventory sales costs Continuous & OPEX focus to reduce labor Strong recovery in AC sales, Q4 Gross Margin1 Q4 Adjusted EBITDA Loss1 achieving 14% QoQ Growth 34.6% €12.3M Leaner organisation due to 10% QoQ cost reduction Impacted by the sales mix than Driven expected by softer gross topline margin and lower Q4 2024 EARNINGS REPORT 1. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric 9

Q4 2024 Key Financial Metrics €46M €198M Cash And Cash Equivalent And Financial Q4 Loans and Borrowings Investments Successful extension of debt Excluding the announced $10M commitments February 2025 private placement €71.1M €3.9M Q4 Consolidated Inventory Q4 Capex 23% YoY reduction €1.5M spent on PPE + Working on divestment + Leverage relationship + Focus on cash conservation or restructuring of non- with banking partners to and minimizing dilution core assets optimize debt structure Q4 2024 EARNINGS REPORT 10

Q4 2024 Closing Thoughts 2024 2025 Q1 2025 Expected Revenue Range Challenging year Industry is expecting significant EV €34-37M for the EV Market growth WBX strengthen itself during the past Wallbox is a leading platform and year continues to build-out its frontrunning Q1 2025 Expected Gross Margin + Successful launch of leading position charging solutions + Excellent growth in the North Keep carrying out additional efficiency 37%-39% American market measures to strengthen the company + Right sized the organization further on our path to profitability Q1 2025 Expected Adjusted EBITDA + Ripe for growth and margin incremental €(8)-(11)M Q4 2024 EARNINGS REPORT 11

Q&A

Financial Overview Consolidated Statement of Profit or Loss1 Y E A R E N D E D Q UA R T E R E N D E D Unaudited, in € 000’s 3 1 D E C E MBER 3 1 D E C E MBER 2024 2023 Q4 2024 Q3 2024 Q4 2023 Revenue 163,943 143,769 37,394 34,656 43,250 Change in inventories and raw materials and consumables used (106,878) (95,503) (24,458) (26,671) (29,064) Gross Profit 57,065 48,266 12,936 7,985 14,186 Employee benefits (71,488) (81,236) (16,824) (17,673) (18,114) Other operating expenses (54,089) (59,788) (11,940) (14,187) (10,783) Amortization and depreciation (37,873) (28,443) (10,191) (9,264) (8,633) Impairment of goodwill (2,349) — — Net other income 25 <<< 14,260 57 (559) 12,291 Operating Loss (108,709) (106,941) (25,962) (33,698) (11,053) Financial income 1,945 1,472 704 284 305 Financial expense (23,680) (15,247) (6,484) (5,622) (4,886) Change in fair value derivative liabilities 1,081 6,476 5,525 (5,683) 3,822 Foreign exchange gains/(losses) (4,044) 1,466 (4,656) 1,686 2,268 Financial Results (24,698) (5,833) (4,911) (9,335) 1,509 Loss before Tax (133,407) (112,774) (30,873) (43,033) (9,544) Income tax credit 1,894 703 268 359 (1,302) Loss for the Period (131,513) (112,071) (30,605) (42,674) (10,846) Q4 2024 EARNINGS REPORT 1. See slide 18 for definitions 13

Financial Overview Reconciliation1 Y E A R E N D E D Q UA R T E R E N D E D Unaudited, in € 000’s 3 1 D E C E MBER 3 1 D E C E MBER 2024 2023 Q4 2024 Q3 2024 Q4 2023 Loss for the Period (131,513) (112,071) (30,605) (42,674) (10,846) Income tax credit (1,894) (703) (268) (359) 1,302 Amortization and depreciation 37,873 28,443 10,191 9,264 8,633 Financial income (1,945) (1,472) (704) (284) (305) Financial expenses 23,680 15,247 6,484 5,622 4,886 Change in fair value of derivative warrant liabilities (1,081) (6,476) (5,525) 5,683 (3,822) Foreign exchange gains/(losses) 4,044 (1,466) 4,656 (1,686) (2,268) EBITDA (70,836) (78,498) (15,771) (24,434) (2,420) Share based payment expenses 2,837 14,191 586 872 (780) Other items (25) (3,094) (57) 559 (1,125) Negative goodwill—(11,166) — (11,166) One-time expenses 6,123 3,031 2,761 1,035 558 Other non-cash expenses 712 1,360 138 159 246 Impairment of goodwill 2,349 — —Adjusted EBITDA (58,840) (74,176) (12,343) (21,809) (14,687) Q4 2024 EARNINGS REPORT 1. See slide 18 for definitions 14

Financial Overview Cash & Cash Equivalents Unaudited, in € 000’s Y E A R E N DE D 3 1 D E C E M BER 2024 2023 Cash and cash equivalents 20,036 101,158 Financial Investments (1) 25,578 5,426 Cash, cash equivalents and Financial Investments at 31 December 45,614 106,584 Q4 2024 EARNINGS REPORT 1. Financial Investments are included in Other Current Financial Assets 15

Financial Overview Investments and Loans & Borrowings Unaudited, in € 000’s Y E A R E N D E D 3 1 D E C E M B E R 2024 2023 Investments in Property, plant and equipment and Intangible Assets Property, plant and equipment 3,114 9,106 Intangible assets—excluding R&D (salaries capitalized) 6,790 7,103 Total Investments in Property, plant and equipment 9,904 16,209 and Intangible Assets Non-Current Liabilities – Loans and Borrowings 91,058 80,861 Current Liabilities – Loans and Borrowings 107,411 126,496 Total Loans and Borrowings 198,469 207,357 Q4 2024 EARNINGS REPORT 16

Financial Overview Reconciliation Cash Cost1 Unaudited, in € 000’s YEAR 2024 YEAR 2023 Q4 Q3 Q4 Labor Costs & OPEX (28,764) (31,860) (28,897) R&D activation (3,091) (3,928) (6,146) Share based payment expenses 586 872 (780) One-time expenses 2,761 1,035 558 Other non-cash expenses 138 159 246 Cash Cost (28,370) (33,722) (35,019) Q4 2024 EARNINGS REPORT 1. See slide 18 for definitions 17

Definitions and Disclosures 1 “EBITDA” is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses). 2 “Adjusted EBITDA” is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of goodwill, and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. 7 Cash costs is defined as labor costs & opex excluding R&D activation, share based payment expenses, one-time expenses and other non-cash expenses Q4 2024 x EARNINGS REPORT 18

Thank you Gracias Danke Web Contact Twitter @wallboxchargers www.investors.wallbox.com investors@wallbox.com Facebook Wallbox LinkedIn Wallbox Instagram @wallboxcharger